Positive Polar LLC
(the “Company”)
a Delaware Limited Liability Company

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years ended December 31, 2024 & 2023

Table of Contents

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Positive Polar LLC Management

We have reviewed the accompanying financial statements of Positive Polar LLC (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. While certain circumstances may create uncertainties about the Company's ability to sustain its current operations, it is important to recognize that these challenges are inherent to the early stages of the company's lifecycle. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

RNB Capital LLC

Tamarac, FL 33321
April 7, 2025

POSITIVE POLAR LLC
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Cash and cash equivalents	24,585	105,476
Total Current Assets	24,585	105,476
Vessel	140,727	-
Intangible assets: IT Systems	79,590	-
Total Non-Current Assets	220,317	105,476
TOTAL ASSETS	244,902	105,476
LIABILITIES AND EQUITY		
Liabilities		
Other current liability	44,714	-
Total Current Liabilities	44,714	-
Accrued interest	65,927	305
Shareholders loan	1,909,191	39,086
Total Long-Term Liabilities	1,975,118	39,391
TOTAL LIABILITIES	2,019,832	39,391
EQUITY		
Member's contribution	751,002	251,002
Accumulated deficit	(2,525,932)	(184,917)
Total Equity	(1,774,930)	66,085
TOTAL LIABILITIES AND MEMBERS' EQUITY	244,902	105,476

See Accompanying Notes to these Unaudited Financial Statements

POSITIVE POLAR LLC
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Operating Expenses		
Payroll	160,000	93,945
General and Administrative	1,846,056	18,039
Other expenses	334,959	72,933
Total Operating Expenses	2,341,015	184,917
Net loss	(2,341,015)	(184,917)

See Accompanying Notes to these Unaudited Financial Statements

POSITIVE POLAR LLC
STATEMENT OF MEMBERS' EQUITY

	Members' Capital				
	Units	**$ Amount**	**Member's Contribution**	**Accumulated Deficit**	**Total Members' Equity**
Beginning Balance at 1/1/23	-	-	-	-	-
Contribution	10,000,000	0.0251002	251,002	-	251,002
Net loss	-	-	-	(184,917)	(184,917)
Ending Balance 12/31/2023	10,000,000	0.0251002	251,002	(184,917)	66,085
Contribution	309,278	1.61667	500,000	-	500,000
Net loss	-	-	-	(2,341,015)	(2,341,015)
Ending Balance 12/31/2024	10,309,278	0.0728472	751,002	(2,525,932)	(1,774,930)

See Accompanying Notes to these Unaudited Financial Statements

POSITIVE POLAR LLC
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net loss	(2,341,015)	(184,917)
Total adjustments to reconcile net loss to net cash used in operations:		
Other current liability	44,713	-
Accrued interest	65,622	305
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	110,335	305
Net Cash used in Operating Activities	(2,230,680)	(184,612)
INVESTING ACTIVITIES		
Vessel	(140,726)	-
Intangible assets	(79,590)	-
Net Cash used in Investing Activities	(220,316)	-
FINANCING ACTIVITIES		
Shareholders loan	1,870,105	39,086
Member's contribution	500,000	251,002
Net Cash provided by Financing Activities	2,370,105	290,088
Cash at the beginning of period	105,476	-
Net Cash increase (decrease) for period	(80,891)	105,476
Cash at end of period	24,585	105,476

See Accompanying Notes to these Unaudited Financial Statements

Positive Polar LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Positive Polar LLC ("the Company") was formed in Delaware on May 18th, 2023. The Company is a scientific expedition cruising business focused on ocean wildlife restoration and blue carbon projects. It plans to generate revenue through passenger ticket sales, cargo deliveries, environmental credits, and science lab rental. The Company's headquarters is in Miami, Florida. The Company's customers will be located in the United States and beyond. The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is uncertainty about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company obtained loans from its owners that support the Company's operations. Management remains committed to its strategic objectives and believes its continued efforts will mitigate the risks associated with early-stage operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $24,585 and $105,476 in cash as of December 31, 2024 and December 31, 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash

flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Vessel	10	140,726	-
Less Accumulated Depreciation		-	-
Totals		**140.726**	**-**

The cost presented above includes expenditures directly attributable to the acquisition of the vessel. As of the reporting date, the vessel has not yet commenced operations and is in the pre-operating phase. Accordingly, depreciation has not yet commenced.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost, which includes the purchase price and another directly attributable cost of preparing the asset for its intended use. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Intangible assets with finite lives are amortized on a straight-line basis over the estimated economic useful life and assessed for impairment whenever there is an indication that the intangible assets may be impaired. The amortisation period and the amortisation method are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite life is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Property Type	Useful Life in Years	2024	2023
IT Systems	3	79,590	-
Less Accumulated Amortization		-	-
Totals		**79,590**	**-**

As of December 31, 2024, the Company's intangible assets include costs incurred for acquiring IT systems. The reservation system is not yet in use as of the reporting date and is expected to become operational in 2025. Accordingly, no amortization has been recorded for the year ended December 31, 2024. Upon commencement of its use, the intangible asset will be amortized over its estimated useful life in accordance with the Company's accounting policy.

Revenue Recognition

The Company will recognize revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will generate revenue through four primary streams: passenger ticket sales, cargo transport, science lab rentals, and environmental credits.

For passenger ticket sales, 20% of the ticket price is collected at the time of reservation, with the remaining 80% paid three months in advance. Revenue is recognized when the passenger sails. The Company may also accept late bookings if the ship is not fully booked.

For cargo transport, 100% of the price is paid upfront before the cargo is loaded onto the ship. Revenue is recognized upon shipment, which typically occurs within two weeks of receiving payment.

For science lab rentals, 100% of the rental fee is paid before the scientist and their equipment are loaded onto the ship. Revenue is recognized once the scientist embarks and begins using the lab facilities.

For environmental credits, including carbon, biodiversity, and biomass credits, revenue is recognized upon the sale of credits, with the performance obligation satisfied when the credits are transferred to the buyer.

The Company plans to launch its first ship, Polar Angel, during the 2026 Arctic season, followed by the Antarctic Peninsula for the 2026/2027 season, accommodating approximately 5,000 passengers per year, per ship, along with scientists and technology developers. Revenue will be recognized in accordance with ASC 606, based on the satisfaction of performance obligations.

General and Administrative

General and administrative expenses consist of independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, vessel start-up cost, financing cost, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing

taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company's primary tax jurisdictions are the United States, Florida, and Delaware. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2023, and December 31, 2024, the Company had outstanding shareholder loans payable to one of its founders amounting to $39,086 and $1,859,191, respectively. Additionally, as of December 31, 2024, the Company had an outstanding shareholder loan payable to Ostro Inversiones Ltda amounting to $50,000.

During the years ended December 31, 2023, and 2024, the company paid a total salary of $93,945 and $160,000, respectively, to its CEO.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company has certain commitments and contingencies related to loans obtained from one of its founders and Ostro Inversiones Ltda. The Company acknowledges these commitments as part of its financial obligations. The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Shareholder loans - In October 2023, the Company entered into a loan agreement with an interest rate of 5% and a maturity date in 2026. As of the year ended 31 December 2023, $39,086 had been disbursed to the Company. This loan is unsecured. The balance of this loan was $1,859,191 as of December 31, 2024.The Company has agreed to settle a portion of this debt through an equity issuance to one of its founders, with the remaining balance to be paid in cash. As of December 31, 2024, the exact portion to be converted to equity has not yet been determined, and the agreement is still being finalized.

Shareholder loans -Ostro Inversiones Ltda - On December 2, 2024, the Company obtained a $50,000 loan from Ostro Inversiones Ltda. As of December 31, 2024, the loan agreement has not yet been finalized, with both parties actively working toward finalization. However, the Company anticipates that the loan will bear an interest rate of 5%, be unsecured, and have a maturity date in 2026.

Debt Summary

				For the Year Ended December 2024				For the Year Ended December 2023			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
SH Loan 1	1,859,191	5%	2026-2027	-	1,859,191	1,859,191	65,927	-	39,086	39,086	306
SH Loan 2	50,000	5%	2026	-	50,000	50,000	-	-	-	-	-
				-	1,909,191	1,909,191	65,927	-	39,086	39,086	306

Debt Principal Maturities 5 Years Subsequent to 2024

The loan payable to one of its founders is projected to be settled between 2026 and 2027, while the loan payable to Ostro Inversiones Ltda is anticipated to be settled in 2026.

NOTE 6 – EQUITY

The Company is a three-member LLC, and all profits, losses, deductions, and credits of the Company shall be allocated in full to each member.

In 2023 , the Company had total members' contributions of $251,002, consisting of 4,500,000 units at a price per unit of $0.055556 and 5,500,000 units at a price per unit of $0.000181818. In 2024, the Company received additional member contributions of $500,000, consisting of 309,278 units at a price per unit of $1.616668.

As of 31 December 2024, the total members' contributions amounted to $751,002, with a total of 10,309,278 units.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 7, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.